December 19, 2007

By EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Messrs. Jim Allegretto and Robert Babula

Re:	Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 21, 2007
File No. 1-14514

Gentlemen:

As a follow-up to my conversation yesterday with Mr. Allegretto, we are supplementing our December 13, 2007 response to your November 20, 2007 letter.

In our December 13 response (page 4), we discussed O&R’s journal entries in the first rate year (RY1) to account for the rate provision in question and indicated that “The net effect of these entries is turned around in RY2 and RY3 as actual bills are rendered to customers.” To elaborate, in the normal course of the sales cycle during RY2 and RY3, operating revenues will initially be recorded for the amount of the actual bills rendered to customers at the Public Service Commission approved higher rate levels. During those same periods, O&R will record a separate accounting entry to debit operating revenues and credit regulatory assets to reverse the net effect of the RY1 accounting entries. This reversing entry ensures that revenues are only recognized once, and acknowledges that the previously deferred amounts have been billed to customers during the respective subsequent periods.

We confirm that, as discussed in our December 13 response (page 4), we will work with our regulators so that similar mechanisms in future rate plans defer specific incurred costs. Such cost deferrals would then be reflected on our financial statements as a debit to regulatory assets and a credit to an appropriate expense account, which treatment would be supported by a literal interpretation of paragraph 9 of SFAS No. 71.

Thank you for your prompt consideration of this matter. If you require any further information, please contact me at 212-460-4202 (rasmussene@coned.com) or Robert Hoglund, Consolidated Edison Inc.’s Senior Vice President and Chief Financial Officer, at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601).

Very truly yours,

/s/ Edward J. Rasmussen
Edward J. Rasmussen Vice President and Controller

cc: Michael Elpers, PricewaterhouseCoopers LLP